UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

PlanGraphics, Inc.	000-14273
(Full Name of Registrant)	(Commission File Number)

 [ ] Form 10-K [__] Form 20-F   [__] Form 11-K   [X] Form 10-Q  [__] Form N-SAR  [__] Form N-CSR

For Period Ended: June 30, 2010

[___] Transition Report on Form 10-K
[___] Transition Report on Form 20-F
[___] Transition Report on Form 11-K
[___] Transition Report on Form 10-Q
[___] Transition Report on Form N-SAR
For the Transition Period Ended: __________________________________________________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
_____________________________________________________________________________________________

PART I
REGISTRANT INFORMATION

Full Name of Registrant	PlanGraphics, Inc.
Former Name if Applicable
Address of Principal Executive Office (Street and Number)	Suite 200, 6371Business Boulevard
City, State and Zip Code	Sarasota, Florida 34240

PART II
RULE 12b-25(b) AND (c)

If the subject report could not be filed without  unreasonable  effort or expense  and  the  registrant  seeks  relief  pursuant  to Rule  12b-25(b),  the following should be completed. (Check box if appropriate.)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[ X ]
(b)  The subject annual report,  semi-annual report, transition report on Form 10-K,  Form  20-F,  Form 11-K or Form  N-SAR,  or portion thereof  will  be  filed  on or  before  the  15th  calendar  day following  the  prescribed  due date;  or the  subject  quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the  fifth  calendar  day  following  the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

The registrant is unable to file the quarterly report on Form 10-Q for the first fiscal quarter ended June 30, 2010 for the following reasons:

A.  The registrant has made an acquisition during the first quarter and reported on Form 8-K whose financial records and statements are requiring more time than expected to analyze and prepare for consolidation with the financial statements of the registrant.

PART IV
OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification:

Randy Woodruff	352	796-3224
(Name)	(Area Code)	(Telephone Number)

 (2)  Have all other periodic  reports  required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter  period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

                                                                 [  X  ] Yes   [___] No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                 [___] Yes   [  X  ] No

PlanGraphics, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 13, 2010	By: /s/ Paul A. Henley
Paul A. Henley
Chief Executive Officer